UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006267

January 19, 2004

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-19-2004

Re: Verizon Communications Inc.
Incoming letter dated December 30, 2003

Dear Mr. Stoller:

This is in response to your letter dated December 30, 2003 concerning the shareholder proposal submitted to Verizon by Richard A. Dee. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Enclosures

cc: Richard A. Dee
115 East 89th Street
New York, NY 10128

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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Securities Exchange Act of 1934,
Rules 14a-8(e)(2) and 14a-8(i)(11);
Waiver of 80-Day Requirement
Pursuant to Rule 14a-8(j)(1)

December 30, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Verizon Communications Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Richard A. Dee (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders (the "2004 Annual Meeting"). This letter relates to the second proposal submitted by the

Proponent in connection with the Company's 2004 Annual Meeting. The undersigned, on behalf of the Company, has previously submitted two letters to the Staff, dated December 18, 2003 and December 23, 2003, in response to the Proponent's first proposal submitted to the Company in connection with the 2004 Annual Meeting.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal and cover letter dated December 19, 2003 submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

The Proposal requests that the Board of Directors (the "Board") of the Company adopt a resolution that would require its Chairman of the Board to serve only in such capacity, and would prohibit the Chairman of the Board from serving as a member of the Company's management. The text of the resolution is as follows:

> "Stockholders hereby request that the Verizon Communications Board of Directors adopt promptly a resolution requiring that the Chairman of the Board serve in that capacity only, and have no management duties, titles, or responsibilities."

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials because (i) in violation of Rule 14a-8(e)(2), the Proponent has submitted the Proposal in an untimely manner, and (ii) the Proposal substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's Proxy Materials to be distributed in connection with its 2004 Annual Meeting and is therefore properly excludable under Rule 14a-8(i)(11). In addition, as discussed in Section III below, because the Proposal was submitted in an untimely manner, the Company requests that the Staff waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of the Company's filing of its definitive Proxy Materials with the Commission.

II. Bases for Excluding the Proposal

A. The Proposal May Be Omitted Under Rule 14a-8(e)(2) Because the Proponent Submitted the Proposal in an Untimely Manner

Rule 14a-8(e)(2) states that a shareholder proposal "must be received at the company's principle executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for the submission of such proposal to be deemed timely for Rule 14a-8 purposes. The Proposal was received by the Company on December 19, 2003, five weeks after the November 14, 2003 submission deadline. Because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2), the Proposal may properly be excluded from the Proxy Materials.

The Staff has strictly construed the timeliness requirement of Rule 14a-8(e)(2), permitting companies to exclude proposals that were received even one day after the 120-day deadline. See, e.g., Viacom Inc. (March 10, 2003); The Coca-Cola Company (January 11, 2001); and Hewlett Packard Company (November 9, 1999) (proposals received one day after the 120-day deadline may properly be excluded as untimely).

On page 17 of the Company's proxy statement distributed to shareholders in connection with the Company's 2003 annual meeting of shareholders, the Company informed shareholders that proposals must be received no later than November 14, 2003 to be considered for inclusion in the Proxy Materials to be distributed in connection with the 2004 Annual Meeting. This date was calculated in accordance with the 120-day requirement under Rule 14a-8(e)(2). Because the Company received the Proposal on December 19, 2003—35 days after this deadline—the Proponent has failed to meet the timeliness requirement under Rule 14a-8.

We note that the Company has not provided the Proponent with the 14-day notice under Rule 14a-8(f)(1), since such notice is not required if the defect in a proposal cannot be cured. Rule 14a-8(f)(1) does not require the 14-day notice in connection with violations of Rule 14a-8(e). Section C.6.c. of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) cites the failure of a proponent to submit a proposal by the submission deadline as an example of a defect that cannot be remedied and, therefore, not subject to the 14-day notice requirement of Rule 14a-8(f)(1).

B. The Proposal May Be Omitted Under Rule 14a-8(i)(11) Because It Is Substantially Duplicative of a Proposal Previously Submitted That Will Be Included in the Proxy Materials for the 2004 Annual Meeting

Rule 14a-8(i)(11) allows a company to exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

The Staff has consistently found that shareholder proposals are substantially duplicative for purposes of Rule 14a-8(i)(11) if the core issues and principles addressed are substantially the same even if they differ in terms or breadth. See, e.g., Wells Fargo & Company (December 26, 2002) (proposal requesting that the board of directors adopt a policy expensing the cost of future stock options substantially duplicated a proposal requesting that the board of directors cease using any form of executive compensation, including executive stock options, unless the costs of such compensation were expensed); BellSouth Corporation (January 14, 1999) (proposal recommending the abolition of the company's incentive award program and its replacement with an incentive award tied to the stock price of the company substantially duplicated a proposal demanding the abolition of the company's incentive award program and its replacement with an incentive award program tied to revenue or dividend growth); and UAL Corporation (March 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicated a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results). See also, Verizon Communications Inc. (January 31, 2001); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); and Excel Industries, Inc. (January 26, 1999).

Prior to its receipt of the Proposal on December 19, 2003, the Company received a substantially similar proposal submitted by the American Federation of Labor and Congress of Industrial Organizations on November 13, 2003 (the "AFL-CIO Proposal"), a copy of which is attached hereto as Exhibit B. The Company intends to include the AFL-CIO proposal in the Proxy Materials to be distributed in connection with the 2004 Annual Meeting. The text of the resolution included in the AFL-CIO Proposal provides:

> "RESOLVED: The stockholders request that the Board of Directors: (1) adopt a policy that the Chairman of the Board will be an independent director who has not previously served as an officer of Verizon Communications; and (2) provide that

the policy shall be implemented on or after the date of the 2005 Annual Meeting without violating any existing contractual provision."

Although the Proposal requests that the Board "adopt a resolution" and the AFL-CIO Proposal requests that the Board "adopt a policy", the primary purpose of both proposals is to have the Company require that the Chairman of the Board be an independent director who does not serve as a member of management. Because the Proposal deals with the same core issues and principles as the AFL-CIO Proposal, it is substantially duplicative of such proposal within the meaning of Rule 14a-8(i)(11).

For the foregoing reasons, the Company believes that the Proposal may properly be omitted under Rule 14a-8(i)(11) because it is substantially duplicative of the AFL-CIO Proposal that the Company intends to include in the Proxy Materials to be distributed in connection with the 2004 Annual Meeting.

III. The Company's No-Action Request Falls Under the Good-Cause Exception to Rule 14a-8(j)(1)

The Company also respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit the Company to seek relief from the such 80-day deadline upon a showing that good cause exists for missing the deadline.

As discussed in Section II.A. above, the Proposal was submitted by the Proponent five weeks after the submission deadline. The Proposal was received by the Company by facsimile transmission on the evening of Friday, December 19, 2003. Given that the following week was a holiday week, it necessarily took a number of days for the Company to consider and consult with counsel concerning the Proposal, and for this letter to be prepared. Although the Company has not set a precise date for the filing of its definitive Proxy Materials with the Commission, it is possible that this letter is being submitted to the Staff less than 80 calendar days before such date. Accordingly, the Company is requesting a waiver of such 80-day period.

The Staff previously has granted waivers under the 80-day requirement of Rule 14a-8(j)(1) in numerous similar instances. See, e.g., UGI Corporation (November 20, 2002) (request granted for waiver of 80-day requirement where company would have had only six days to consider and prepare a response to an untimely proposal prior to the commencement of 80-day period) and Lone Star Steakhouse & Saloon, Inc. (March 22, 2002) (request granted for wavier of 80-day requirement where the date of the company's filing of its definitive proxy was uncertain and, therefore, the company's no-action request ultimately might not have been submitted before the required 80-day period). See also, Andrew Corporation (October 15, 1998); United Parcel Services (February 19, 1998); and Star Technologies, Inc. (June 25, 1996).

IV. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from its Proxy Materials (i) under Rule 14a-8(e) because the Proponent has submitted the Proposal in an untimely manner, and (ii) under Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's Proxy Materials to be distributed in connection with the 2004 Annual Meeting. The Company also requests that the Staff waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of filing of its definitive Proxy Materials with the Commission. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Richard J. Grossman of this firm at (212) 735-2116.

Very truly yours,

Daniel E. Stoller /RC.

Daniel E. Stoller

Enclosures

cc: Marianne Drost, Esq., Senior Vice President,
Deputy General Counsel and Corporate Secretary,
Verizon Communications Inc.
Mr. Richard A. Dee

RICHARD A. DEE

By Fax to (202) 942-9525

December 19, 2003

Office of Chief Counsel
Division of Corporation Finance
The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Verizon Communications Inc. – 2004 Stockholder Proposal

Ladies and Gentlemen:

On behalf of its client, Verizon Communications Inc., Skadden, Arp, Slate, Meagher & Flom has written to you to request that you agree to omission of the 2004 proposal that I submitted to Verizon calling upon it to provide stockholders with a choice of director candidates.

I originated this Corporate Governance proposal, and I sponsored it first in 1995 when it was voted on by stockholders of Verizon's predecessors, Nynex and Bell Atlantic – and by the stockholders of three other major companies. I have sponsored the proposal on a number of occasions since 1995, and it was voted on by Verizon stockholders most recently in 2003.

Verizon informed me by letter, a copy of which is enclosed, that at its 2003 Annual Meeting 10% of its shares had been voted For my proposal, and 90% Against it. I took Verizon at its word.

My 2004 proposal, which is almost identical to that voted on in 2003, actually was submitted to and received by Verizon on January 2, 2001. And, I shall petition for its inclusion in 2004 proxy materials.

Following its April 2003 annual meeting, Verizon, with my 2004 proposal in hand, had eight months time during which to challenge it on the basis that it may have received a hair less than the 10% of the vote that it confirmed to me. It did not do so.

Instead of informing me of the slight inconsistency in its reporting, Verizon acknowledged receipt of my 2004 proposal, asked for proof of my holdings (which I furnished), and then waited until about a month after the submission date for 2004 proposals had passed before issuing its challenge – via outside counsel. Planning to complicate if not preclude inclusion of any proposal sponsored by me? Possibly.

I am optimistic that Verizon will consider carefully the circumstances involved here – and that we can come to a fair and reasonable understanding that will not require the Commission's involvement. I think this problem can be settled simply, easily, and amicably by me and Verizon, and I shall proceed on that basis at once. Hopefully, we will be able to come up with a mutually satisfactory solution.

Sincerely,

Richard A. Dee

Enclosures (2)

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

RICHARD A. DEE
Stockholder Proposal – 2004 Proxy Statement
VERIZON COMMUNICATIONS INC.
Submitted 12/19/03
(Replacing proposal submitted 1/2/2001)

"Stockholders hereby request that the Verizon Communications Board of Directors adopt promptly a resolution requiring that the Chairman of the Board serve in that capacity only, and have no management duties, titles, or responsibilities.

"When a person acts, for example, as both a corporation's chairman and its CEO, a vital separation of power and responsibility is eliminated – and the owners of the corporation, its stockholders, are deprived not only of a crucial protection against conflicts of interest, they are deprived of a clear and direct channel of communication with the corporation.

"What stockholder-damaging conflicts of interest can be more serious than those that so often occur when overseers are allowed to oversee and supervise themselves? When a corporation's chairman is also its CEO, such conflicts can and do happen.

"It is well to remember that at Enron, WorldCom, Tyco, and other legends of mismanagement and/or corruption, the chairmen also served as CEO's. And their dual roles helped those individuals to achieve virtually total control of the companies.

"Clearly, when a chairman runs a company, the information received by directors and others may or may not be accurate. If a CEO wants to cover up corporate improprieties, how difficult is it to convince subordinates to go along? If they disagree, with whom do they lodge complaints? The chairman?

"As banker, investment banker, and concerned and outspoken stockholder, my experience with corporate chairmen, presidents, CEO's, and directors has been very considerable. And I do not come lately to Corporate Governance. The term was new when, in 1979, I originated and sponsored the first Corporate Governance proposal ever voted upon – at 3M Company, calling upon it to reconstitute its board so that a majority of directors would be non-management Outside Directors.

"Few individual stockholders know enough about companies to question their activities, and institutional investors, many of whom know just as little, are too busy currying favor with managements to have the guts to question them – and by doing so risk loss of access to the widely profitable "Inside Information Superhighway". That combination of stockholders has proven a recipe for disasters.

"Stockholders must continue to expect the unexpected unless and until they demand that company boards be composed of substantial majorities of independent and objective outside directors who are particularly well-qualified to serve their interests – and until directors select as chairmen those who are independent of managements.

"While individual stockholders are responsible only to themselves, institutional stockholders are responsible to millions of investors. All too often they have betrayed not only their moral obligations, but their duties as fiduciaries.

"Efforts to improve Corporate Governance have been embodied increasingly in stockholder proposals such as this – which have been opposed almost universally by institutional stockholders. It is time for those whose financial futures are in the hands of money managers to inform those fiduciaries that they expect them to recognize their duties and to fulfil their legal obligations. There is no other priority. Voting in favor of this proposal will help.

"Please vote FOR this proposal."

* * * * * *

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 13, 2003

By Facsimile and UPS Next Day Air

Marianne Drost
Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas, 38th Floor
New York, New York 10036.

Dear Ms. Drost:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2003 proxy statement of Verizon Communications Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,600 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure

Shareholder Proposal

RESOLVED: The stockholders request that the Board of Directors: (1) adopt a policy that the Chairman of the Board will be an independent director who has not previously served as an officer of Verizon Communications; and (2) provide that the policy shall be implemented on or after the date of the 2005 Annual Meeting without violating any existing contractual provision.

Statement of Support

Verizon Communications has announced that, at the close of business on December 31, 2003, CEO Ivan Seidenberg will assume the additional position of Chairman of the Board. However, as one expert has observed, "leading the board and leading the company are two distinct and important jobs." (Fortune, October 14, 2002). We believe the need for separate positions of Chairman and CEO is especially important at Verizon. In June 2002, the Corporate Library, an independent research firm, named the Verizon Board as one of the ten least effective in the United States.

The Chairman of the Board is generally responsible for presiding at Board meetings and setting the agenda of the Board. This agenda may include the review and approval of major strategies and plans, the annual corporate budget, the evaluation and compensation of the CEO, and the review of systems for compliance with applicable laws, regulations and accounting rules. In contrast, the Chief Executive Officer is primarily responsible for managing operations. He also executes the strategies and plans that the Board approves.

Jeffrey Garten, the Dean of the Yale School of Management, has declared that "fundamental conflicts of interest can exist" when the "CEO also runs his company's board." (Business Week, Nov. 11, 2002). Such conflicts could arise whenever the Board performs its duty of evaluating the performance of the CEO, questioning major strategies and plans, or monitoring the Company's compliance with laws, regulations and accounting rules. Dean Garten concluded, "it is much more difficult for a board to monitor a chief executive's performance and hold him accountable for results if the CEO is also the chairman."

On January 9, 2003, a blue-ribbon commission of financial leaders expressed a preference for separating the positions of Chairman and CEO, while giving a lesser endorsement to alternatives that call for a lead or presiding director. (Report of the Conference Board Commission on Public Trust and Private Enterprise). The Co-Chair of the Commission declared that "a primary concern in a significant number of scandals is that strong CEO's appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role." (Chicago Tribune, Jan. 10, 2003).

A recent report of the Investor Responsibility Research Center states that "thirty percent of S&P 1,500 companies now have a CEO who does not simultaneously serve as the company chair, up from 26 percent in 2001." It adds that 17 percent of those companies "now have a lead or presiding director position." We believe this trend favors separation of the positions of Chairman and CEO.

Please vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 30, 2003

The proposal relates to limitations on the responsibilities of the Chairman of the Board.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(e)(2) because Verizon received it after the deadline for submitting proposals. We note in particular your representation that Verizon did not receive the proposal until after this deadline. Accordingly we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for exclusion upon which Verizon relies.

Sincerely,

Grace K. Lee
Special Counsel